Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations	Blake J. Baron, Esq. Partner (917) 546-7709 Phone (917) 546-7686 Fax bjb@msk.com

December 23, 2021

Via EDGAR

Securities and Exchange Commission 100 F Street, N.E., Mail Stop 3233 Washington, D.C. 20549 Attn.: Tara Harkins, Kevin Kuhar

Re:	ClearSign Technologies Corp.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 31, 2021
Form 10-Q for the Quarterly Period Ended September 30, 2021 Filed November 12, 2021 File No. 001-35521

Dear Ms. Harkins and Mr. Kuhar:

On behalf of our client, ClearSign Technologies Corporation (the “Company”), we set forth the below responses to the comments contained in the letter dated December 16, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s quarterly reports on Form 10-Q for the periods ended June 30, 2021 and September 30, 2021 (the “Quarterly Reports”).

For your convenience, the Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto.

Form 10-Q for the Quarterly Period Ended September 30, 2021

Item 4. Controls and Procedures , page 26

1. Consistent with Item 307 of Regulation S-K, please amend the filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., September 30, 2021. We note that Item 307 of Regulation S-K is a separate requirement from the requirements of Item 308 of Regulation S-K. Please note that this comment also applies to your June 30, 2021 Form 10-Q.

In response to your comment, the Company filed amended Form 10-Q/As for the quarterly periods ended June 30, 2021 and September 30, 2021 (collectively, the “Amended Quarterly Reports”) to add the conclusions of the Company’s principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the respective periods.

437 Madison Ave., 25th Floor, New York, New York 10022-7001 Phone: (212) 509-3900 Fax: (212) 509-7239 Website: www.msk.com

Securities and Exchange Commission

December 23, 2021

2. We note your disclosure that you have conducted an evaluation of the effectiveness of internal control over financial reporting as of September 30, 2021 and concluded that a material weakness exists. We note that Item 308 of Regulation S-K requires management to provide its report on internal control over financial reporting as of only the most recent fiscal year end. Please tell us if you performed an assessment of the effectiveness of your internal control over financial reporting as of the end of the interim period. If you did not perform an assessment of the effectiveness of your internal control over financial reporting, please remove the references to such an evaluation in the requested amendment. To the extent you did perform an assessment, please revise to provide the conclusions of your principal executive and principal financial officers regarding the effectiveness of your internal control over financial reporting. Please note that this comment also applies to your June 30, 2021 Form 10-Q.

The Company respectfully acknowledges the Staff’s comment. The Company did not perform an assessment of effectiveness of its internal control over financial reporting as of the end of each respective interim period. In response to your comment, the Company’s Amended Quarterly Reports do not contain the language indicating that the Company’s has performed an assessment of its internal controls for each of the respective quarterly periods.

If we can be of any assistance in explaining this response, please contact me at (917) 546-7709 or via e-mail (bjb@msk.com).

Sincerely,

/s/ Blake J. Baron

Blake J. Baron
Partner of

Mitchell Silberberg & Knupp LLP